UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact July | 2023

Azul Announces Pricing of Senior Secured Notes Offering due 2028

São Paulo, July 13, 2023 – Azul S.A., (B3: AZUL4, NYSE: AZUL) (“Azul” or “Company”) announces today that its subsidiary, Azul Secured Finance LLP, a Delaware limited liability partnership, has priced a private offering of US$800 million aggregate principal amount of 11.930% Senior Secured First Out Notes due 2028 (“Notes”). The offering is the last part of the comprehensive and permanent restructuring plan to optimize the Company’s capital structure and increase its liquidity position.

Notes will be guaranteed by the Company and its subsidiaries Azul and Azul Linhas Aéreas Brasileiras S.A., IntelAzul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco Ltd., and Azul IP Cayman Ltd, and secured on a “first out” basis by a shared collateral package that will also secure certain other debt and other obligations. The shared collateral package comprises certain receivables generated by TudoAzul (Azul’s loyalty program), certain receivables generated by Azul Viagens (Azul’s travel package business) and certain brands, domain names and certain other intellectual property used by the Azul airline business (excluding Azul Cargo), TudoAzul and Azul Viagens. Payment priority relating to the Notes and such other debt and other obligations will be established pursuant to an intercreditor agreement.

The issuance of the Notes is expected to close on July 20, 2023, subject to customary closing conditions.

The Company intends to use the net proceeds for repayment of certain existing debt and other obligations and for general corporate purposes.

Azul will keep investors and the general market updated on the progress of the issuance of the Notes.

Important Notes

This communication is for information purposes only and it is not and shall not constitute an offer to sell, or solicitation of an offer to buy, Notes or any other securities. There shall be no offering or sale of Notes or other securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

The offering of Notes has not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and Notes may not be offered or sold absent registration under, pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Notes are being offered only to persons reasonably believed to be “qualified institutional buyers” in an offering exempt from registration in reliance on Rule 144A under the Securities Act, and outside the United States in reliance on Regulation S under the Securities Act.

The Notes have not been and will not be issued or placed, distributed, offered, or traded in the Brazilian capital markets and the Notes issuance has not been nor will be registered with Brazilian Securities Commission “CVM”). Any public offering or distribution, as defined under Brazilian laws and regulations, of Notes in Brazil is not legal without prior registration under Law No. 6,385, dated December 15, 1976, as amended, and CVM Resolution No. 160, dated July 13, 2022, as amended. Documents relating to the Notes offering, as well as information contained therein, may not be supplied to the public in Brazil (as Notes offering is not a public offering of securities in Brazil), nor be used in connection with any offer for subscription or sale of Notes to the

Material Fact July | 2023

public in Brazil. Notes will not be offered or sold in Brazil, except in circumstances, which do not constitute a public offering, placement, distribution, or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

Forward-Looking Statements

This communication includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our securities. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions in light of information currently available to us, they are subject to many significant risks, uncertainties and assumptions, including those factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for year ended December 31, 2022 and any other cautionary statements which may be made or referred to in connection with any such estimates and forward-looking statements.

In this communication, the words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Except as required by applicable law, we do not undertake any obligation to update publicly or to revise any forward-looking statements after the date of this communication because of new information, future events, or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, future events and circumstances discussed in this communication might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

This communication is for information purposes only, in accordance with current legislation and shall not be interpreted or considered, for all legal purposes and effects, as an offering and/or promotional material for the Notes.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 170 aircraft and more than 13,000 Crewmembers, the Company has a network of 300 non-stop routes as of December 2022. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Phone: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 13, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer